

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 17, 2008

Mr. Robert Card
Chief Executive Officer
Jet Gold Corporation
Suite 1102, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3

> **Re:** **Jet Gold Corporation**
> **Form 20-F/A for the Year Ended August 31, 2006**
> **Filed on April 17, 2008**
> **Form 20-F for the Year Ended August 31, 2007**
> **Filed on February 29, 2008**
> **Response Letter Dated April 17, 2008**
> **File No. 000-51212**

Dear Mr. Card:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated April 17, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F for the Fiscal Year Ended August 31, 2007

Note 13. Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP), page 77

1. We note your response to prior comment four of our letter dated June 15, 2007. It appears that you have not included a specific discussion of each material variation in the accounting principles, practices and methods used in preparing the financial statements in Canadian GAAP from the principles, practices, and methods generally accepted in the United States. In this manner we note that you have presented one amount referenced as "exploration and development costs, net" to reconcile net loss from Canadian GAAP to US GAAP. Please clarify the nature

of the amounts netted against exploration and development costs for each period presented. In addition, please reconcile for each period presented, the amounts disclosed as "adjustments to US GAAP-deferred expenditures" to the amounts disclosed as "exploration and development costs."

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief